UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May], 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )            No            Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )            No (   ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 15, 2006. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST QUARTER RESULTS FOR FISICAL YEAR 2006

Seoul, Korea, May 15, 2006 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2006

The Company reported total revenues of 31,266 million won for the first quarter of 2006, increased by 50.9 percent from total revenues of 20,716 million won for the first quarter of 2005. And, gross profit for the first quarter of 2006 was 5,141 million won increased by 1.7 percent from gross profit of 5,054 million won for the first quarter of 2005. Mirae accounted 261 million won of operating profit decreased by 60.5 percent from operating profit of 661 million won for the first quarter of 2005. Moreover, Mirae accounted 324 million won of ordinary loss and net loss, respectively, for the first quarter of 2006; whereas, ordinary profit and net profit of 17,911 million won for the first quarter of 2006.

[Table 1.] Summary of Operating Results of FY 2006 1Q vs. FY 2005 1Q

(Unit: in million Korean won, %)

Category	FY 2006 1Q	FY 2005 1Q	% Change	Comment
Revenues	31,266	20,716	+50.9
Operating income (loss)	261	661	- 60.5%
Ordinary income (loss)	(324)	17,911		Turnover Ordinary Loss
Net income (loss)	(324)	17,911		Turnover Net Loss

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the first quarter of 2006 reached 41.97 percent of the total revenue due to new customer development. Especially, Assembly and Test Equipment Division (former Semiconductor Equipment Division) account for 71.8 percent of the total revenue.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2006 1Q	FY 2005 1Q
Asia	8.48	14.08
Europe	3.13	6.51
US	30.36	7.83
Overseas Total	41.97	28.43
Domestic	58.03	71.57
Total	100.0	100.0

Each division fully portrays its figures for the first quarter of 2006 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 22,452 million won, or 161 percent increase, for the first quarter of 2006 from 8,601 million won for the first quarter of 2005. Our ATE sales are increased for the first quarter of 2006 compare to 2005 strongly, and also the semiconductor equipment industry is expected to grow continuously in 2006; and we hope that our ATE sales show its growth accordingly. However, SMD Placement System Division (SMT) generated revenues of 4,911 million won for the first quarter of 2006, decreased by 58.9 percent from 11,977 million won for the first quarter of 2005 due to the recession of SMD Placement Market. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 71.8 percent, 15.7 percent and 12.5 percent, respectively, for the first quarter of 2006.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2006 1Q	FY 2005 1Q	% Change
ATE Division	22,452	8,601	+161%
SMT Division	4,911	11,977	-58.9%
Other	3,903	138	+2,728.2%
Total	31,266	20,716	+50.9%

Highlights of FY 2005

January 11, 2006

•	Mirae Corporation filed a third amended annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

January 31, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,422,160,000

February 24, 2006

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 17, 2006

The agenda for the 15th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

2) Election of outside auditor

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2005.

2) Partial amendment to articles of incorporation.

3) Appointment of New outside directors who become members of audit committee

4) Election of directors

5) Approval of the ceiling amount of the Remuneration for Directors

6) Partial amendment to retirement allowance regulation of directors

February 24, 2006

•	Appointed Deloitte Anjin as the Company’s Outside Auditor

March 9, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,485,000,000

March 17, 2006

•	Result of the 15th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2005

ð Resolved as proposed

2) Partial amendment to articles of Incorporation

ð Resolved as proposed

3) Appointment of New Outside Directors who become members of audit committee

ð Resolved as proposed

4) Election of directors

ð Resolved as proposed

5) Approval of the ceiling amount of remuneration for directors

ð Resolved as proposed

6) Partial amendment to retirement allowance regulation of directors

ð Resolved as proposed

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

Balance Sheet

Income Statement

Cash Flow

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2006

DECEMBER 31, 2005

(In millions of Korean won)

	FY 2006 1Q	FY 2005
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	1,407	7,143
Short-term financial instruments	45,994	46,828
Marketable securities	295	295
Accounts receivable - trade, net	47,506	43,553
Short-term loan	707	707
Accounts receivable - other	8,174	9,062
Inventories	21,438	23,999
Accrued interest income	574	896
Advance payments and others	16,165	9,377
Prepaid income taxes	327	207

Total Current Assets	142,587	142,067

NON-CURRENT ASSETS :
Property, plant and equipment - net	43,920	46,061
Intangible assets - net	18,794	16,700
Investment securities	6,747	6,800
Long-term and restricted bank deposits	667	666
Guarantee deposits, net	4,805	4,764
Long-term receivables	1,634	1,634
Long-term loans and other	817	962

Total Non-Current Assets	77,384	77,587

TOTAL ASSETS	219,971	219,654

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2006

DECEMBER 31, 2005

(In millions of Korean won)

	FY 2006 1Q	FY 2005
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable - trade	19,382	18,272
Short-term borrowings	39,450	39,717
Accounts payable - other	1,599	1,307
Advance receipts from customers	199	111
Withholdings	320	173
Accrued expenses and other	1,675	1,449
Short-term guarantee deposits received	15	15
Current long-term liability	924	624
Allowance for guarantee deposited and others	26,562	26,562

Total Current Liabilities	90,126	88,230

LONG-TERM LIABILITIES :
Long-term borrowings	5,070	5,598
Long-term guarantee deposits received	123	123
Accrued severance indemnities, net	2,159	2,136
Deffered tax liabilities	705	705

Total Long-term Liabilities	8,057	8,562

Total Liabilities	98,183	96,792

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of March 31,2006 and December 31 2005	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	192	192
Retained earnings(Accumulated deficit) :
Unappropriated	(27,406)	(27,082)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	1,029	1,860
Negative capital variation of equity method	(950)	(950)
Loss on dispositon of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,744	1,663

Total Shareholders’ Equity	121,788	122,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	219,971	219,654

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions of Korean won, except per share data)

	FY 2006 1Q	FY 2005 1Q
	(Unaudited)	(Unaudited)
REVENUES	31,266	20,716
COST OF SALES	26,125	15,662

GROSS PROFIT	5,141	5,054
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,880	4,393

OPERATING INCOME (LOSS)	261	661

OTHER INCOMES	1,564	23,352
OTHER EXPENSES	2,148	6,102

ORDINARY PROFIT (LOSS)	(324)	17,911

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	(324)	17,911

NET INCOME(LOSS) PER SHARE (In Korean won)	(2)	14

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006 1Q	FY 2005 1Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(324)	17,911

Expenses not involving cash payments :
Provision for severance indemnities	205	477
Depreciation and amortization	924	1,107
Allowance for bad debts	88	344
Loss from depreciation of intangible assets	351	84
Foreign currency translation loss	655	—
Expense from A/S	237	165
Loss from valuation of securities	—	—
Loss from disposal and valuation of investment securities	—	4,611
Equity in losses of affiliate	61	—
Loss on disposition of short-term securities	2	—
Present Valuation discounts	—	64
Loss from impairment of development expense	—	—
Compensation cost related to stock options	80	—
Others	—	—

Sub-total	2,603	6,852

Income not involving cash receipts :
Foreign currency translation gain	(546)	(318)
Recapture of present value discount account	(81)	(77)
Gain on disposal and valuation of marketable securities	(1)	(18)
Gain on disposal of tangible assets	0	(11,889)
Equity in gains of affiliate	(333)	(9,599)

Sub-total	(961)	(21,901)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006 1Q	FY 2005 1Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(4,527)	(7,495)
Accounts receivable - other	888	(4,364)
Accrued income	322	(90)
Advance payments	(4,802)	(278)
Prepaid expenses	(5)	15
Prepaid income tax	(120)	(48)
Inventories	1,825	5,454
Accounts payable - trade	1,104	(3,018)
Accounts payable - other	292	1,676
Advance receipts from customers	89	(812)
Withholdings	147	53
Accrued expenses	226	127
Severance indemnity payments	(182)	(80)

Sub-total	(4,743)	(8,860)

	(3,425)	(5,998)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	17,869	14,002
Decrease in short-term loans	—	2
Proceeds from disposal of long-term investment securities	—	9,010
Proceeds from disposal of investment securities	—	—
Decrease in long-term loans	145	180
Decrease in long-term account receivables	—	2,040
Decrease in guarantee deposits	125	—
Proceeds from disposal of property, plant and equipment	—	35,028
Decrease in long-term financial instruments	1	—
Increase in Long term guarantee deposits	—	69

	18,140	60,331

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(In millions of Korean won)

	FY 2006 1Q	FY 2005 1Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in short-term instruments	17,035	23,309
Increase in short-term loans	1	5
Increase in long-term financial instruments	3	2
Acquisition of available for sale securities	507	—
Increase in guarantee deposits	166	112
Acquisition of property, plant and equipment	144	406
Increase in construction in-progress	361	282
Acquisition of other tangible assets	343	290
Acquisition of industrial rights	156	206
Increase in research and development cost	1,773	2,358
Decrease in guarantee deposits	—	3,389
Acquisition of trading securities	—	—

	20,489	30,359
CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	—
Increase in short-term borrowings	4,437	13,132
Increase in long-term borrowings	—	—
Decrease in short-term borrowings	(4,400)	(19,959)
Decrease in current maturities of long-term obligation	—	(2,238)
Decrease in long-term borrowings	—	(5,131)

	37	(14,196)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,736)	9,778
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,143	14,636

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,407	24,414

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO